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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2010
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 30, 2010 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 30, 2010

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Annual Report in Form 20-F

Mumbai, September 30, 2010: Tata Motors annual report in the prescribed Form 20-F, which include the audited financial statements prepared under IFRS for the financial year ended March 31, 2010 was filed with the Securities and Exchange Commission, U.S. on September 30, 2010.

The same is available on the Companys website at the following link-http://ir.tatamotors.com/performance/a_reports/annualreport-SEC.php/P>

About Tata Motors.

Tata Motors Limited is India's largest automobile company, with consolidated revenues of Rs.92,519 crores (USD 20 billion) in 2009-10. It is the leader in commercial vehicles in each segment, and among the top three in passenger vehicles with winning products in the compact, midsize car and utility vehicle segments. The company is the world's fourth largest truck manufacturer, and the world's second largest bus manufacturer. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. Tata Motors also distributes and markets Fiat branded cars in India. The company's commercial and passenger vehicles are already being marketed in several countries in Europe, Africa, the Middle East, South East Asia, South Asia and South America. It has franchisee/joint venture assembly operations in Kenya, Bangladesh, Ukraine, Russia, Senegal and South Africa. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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